

October 7, 2024

Adam Rymer
Chief Financial Officer
Chipotle Mexican Grill, Inc.
610 Newport Center Drive, Suite 1100
Newport Beach, CA 92660

  Re: Chipotle Mexican Grill, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2023
    File No. 001-32731

Dear Adam Rymer:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services